Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fulton Financial Corporation:

We consent to the use of our report dated March 3, 2014, with respect to the consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which appears in the December 31, 2013 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania

July 30, 2014